Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Quarterhill Inc. of our report dated February 28, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2018, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada

February 28, 2019